                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          AMERICAN VANGUARD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    030371108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Herbert A. Kraft
                      4695 MacArthur Boulevard, Suite 1250
                            Newport Beach, CA 92660
                                 (949) 260-1200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030371108               SCHEDULE 13D

--------------------------------------------------------------------------------
 1.      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         HERBERT A. KRAFT AND ELEANOR L. KRAFT,
         CO-TRUSTEES OF THE KRAFT FAMILY TRUST U/T/A/ 11/9/89
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
 5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization

         CALIFORNIA
--------------------------------------------------------------------------------
                              7.       Sole Voting Power

                                       521,754 SHARES OF COMMON STOCK*
       Number of            ----------------------------------------------------
         Shares               8.       Shared Voting Power
      Beneficially
       Owned by                        -0-
         Each               ----------------------------------------------------
       Reporting              9.       Sole Dispositive Power
        Person
         With                          521,754 SHARES OF COMMON STOCK*
                            ----------------------------------------------------
                             10.       Shared Dispositive Power

                                       -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         521,754 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount In Row (11)
         Excludes Certain Shares (See Instructions)                          [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

         18.2% OF SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

* Includes 1,730 shares of Common Stock held by Herbert Kraft personally in an individual retirement account.

CUSIP No. 030371108               SCHEDULE 13D

--------------------------------------------------------------------------------
        Herbert A. Kraft and Eleanor L. Kraft, Co-Trustees of The Kraft Family Trust u/t/a 11/9/89 (hereinafter sometimes referred to as the "Reporting Persons"), hereby amend the report on Schedule 13D filed on or about November 9, 1983 (the "Original Statement") (filed by Glenn A. Wintemute and Herbert A. Kraft), the Amendment No. 1 to the Original Statement filed on or about November 21, 1984 (the "First Amendment") (filed by Glenn A. Wintemute and Herbert A. Kraft), and the Amendment No. 2 to the Original Statement filed on or about May 24, 1985 (the "Second Amendment") (filed by Glenn A. Wintemute and Herbert A. Kraft).

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D (this "Statement") relates to the common stock, $.10 par value per share (the "Common Stock"), of American Vanguard Corporation (the "Company"). The Company's principal executive offices are located at 4695 MacArthur Boulevard, Suite 1250, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Herbert A. Kraft and Eleanor L. Kraft.

        (b) Mr. Kraft's business address is 4695 MacArthur Boulevard, Suite 1250, Newport Beach, California 92660. Mrs. Kraft is retired.

        (c) Mr. Kraft is the Co-Chairman of the Board of Directors of the Company. Mrs. Kraft is retired.

        (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. and Mrs. Kraft are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Statement relates to the disposition by the Reporting Persons of 175,000 shares of Common Stock at $13.60 per share. Goldsmith & Harris Incorporated acted as the selling agent on behalf of the Reporting Persons to effect the sale, and in exchange received $0.20 per share. The sale was made in connection with the Prospectus dated June 14, 2001 and the Prospectus Supplement dated June 28, 2001 (collectively, the "Prospectus") related to the Company's Registration Statement on Form S-3, Registration No. 333-62612 (the "Registration Statement").

CUSIP No. 030371108               SCHEDULE 13D

--------------------------------------------------------------------------------
        In addition, this Statement is intended to reconcile material acquisitions and dispositions, if any, made by the Reporting Persons prior to this Statement but subsequent to the Second Statement. After the Second Amendment but prior to this Statement, the Reporting Persons have not made any acquisitions of securities of the Company which, as a result of such acquisition, resulted in a material increase of the Reporting Persons' percentage beneficial ownership interest of the Common Stock of the Company. After the Second Amendment but prior to this Statement, the Reporting Persons transferred shares of Common Stock of the Company held in the individual name of one or both of the Reporting Persons to The Kraft Family Trust u/t/a 11/9/89 for estate planning purposes, and made other dispositions in the aggregate of approximately 286,440 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Except as disclosed in this Statement, the Reporting Persons do not have any current plan or proposal that relates to or would result in matters described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b):

                          Number of    Percentage of     Number of       Number of        Number of       Number of
                           Shares         Shares        Shares with     Shares with      Shares with     Shares with
                        Beneficially   Beneficially     Sole Voting    Shared Voting    Sole Power of    Shared Power
 Reporting Person          Owned         Owned(1)          Power           Power         Disposition    of Disposition
 ----------------       ------------   -------------    -----------    -------------    -------------   --------------
Herbert A. Kraft          521,754          18.2%          521,754           -0-            521,754            -0-
and Eleanor L.
Kraft, as
Co-Trustees of
The Kraft Family
Trust u/t/a
11/9/89(2)


----------------
(1) Figures based on 2,870,274 shares of Common Stock outstanding.

(2) Figures include 1,730 shares of Common Stock held by Herbert A. Kraft personally in an individual retirement account.

CUSIP No. 030371108               SCHEDULE 13D

--------------------------------------------------------------------------------
(c) On June 28, 2001, the Reporting Persons sold 175,000 shares of Common Stock at $13.60 per share. Goldsmith & Harris Incorporated acted as the selling agent on behalf of the Reporting Persons to effect the sale, and in exchange received $0.20 per share. The sale was made in connection with the Prospectus related to the Registration Statement.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons are not currently parties to any contract, arrangement, understanding, or relationship with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Pursuant to Rule 13d-2(e), this Statement contains a restatement of the text of the Original Statement, the First Amendment and the Second Amendment, which are attached hereto as exhibits as follows:

     1. Original Statement

     2. First Amendment

     3. Second Amendment

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 26, 2001                       /s/ HERBERT A. KRAFT
                                                ------------------------------
                                                    Herbert A. Kraft
                                                    CO-TRUSTEE OF THE KRAFT
                                                    FAMILY TRUST U/T/A 11/9/89


                                                /s/ ELEANOR L. KRAFT
                                                ------------------------------
                                                    Eleanor L. Kraft
                                                    CO-TRUSTEE OF THE KRAFT
                                                    FAMILY TRUST U/T/A 11/9/89

                                 EXHIBIT INDEX
   Exhibit
     No.                  Description
  ---------              -------------------
     1.                   Original Statement

     2.                   First Amendment

     3.                   Second Amendment